SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST WIRELESS COMMUNICATION GROUP IN SOUTH AMERICA, REPORTS SECOND QUARTER 2003 RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (“TSD”)

INVESTOR RELATIONS OFFICER:	FERNANDO ABELLA GARCIA

Rio de Janeiro – Brazil, July 24, 2003 – Tele Sudeste Celular Participações S.A. – TSD (BOVESPA: TSEP3 (Common), TSEP4 (Preferred); NYSE: TSD) announced today its consolidated results for the second quarter 2003 (2Q03). The closing prices at July 24, 2003 were: TSEP3: R$ 4.00 / 1,000 shares, TSEP4: R$ 5.20 / 1,000 shares and TSD: US$ 9.48 / ADR (1 ADR = 5,000 preferred shares). TSD is the holding company that owns 100% of Telerj Celular S.A., the leading cellular operator in the State of Rio de Janeiro, and Telest Celular S.A., the leading cellular operator in the State of Espírito Santo. It operates in a area that represents approximately 1% of the Brazilian territory, whose population represents around 10% of Brazil’s population.

Financial and operating information, except where otherwise stated, is presented in accordance with Brazilian Corporate Law on a consolidated basis.

HIGHLIGHTS

Tele Sudeste Celular

R$ million	2Q03	1Q03%		2Q 02%

Gross Operating Revenue	656.4	633.9	3.5%	567.8	15.6%
Net Operating Revenue	476.1	463.5	2.7%	446.2	6.7%
Net operating revenues from telecommunication services	419.4	416.3	0.7%	390.9	7.3%
Net operating revenues from sales of merchandise	56.7	47.2	20.1%	55.3	2.5%
Total Operating Cost	(318.9)	(296.5)	7.6%	(282.5)	12.9%
EBITDA	157.2	167.0	-5.9%	163.7	-4.0%
EBITDA margin (%)	33.0%	36.0%	-3.0p.p.	36.7%	-3.7p.p.
EBIT	52.2	57.3	-8.8%	72.9	-28.3%
Net income	24.3	29.9	-18.7%	42.0	-42.2
Earnings per 1,000 shares (R$)	0.06	0.07	-18.7%	0.10	-42.2
Earnings per ADR (R$)	0.28	0,35	-18.7%	0.51	-42.2
Number of shares (billion)	432.6	432,6	-	414.0	4.5%
CAPEX (accumulated)	104	69	n.d.	102	2.0%
CAPEX as % of revenues	7.3%	14.8%	-7.5	7.9%	-0.5p.p.
Operating Cash Flow	121.4	98.5	21.4%	128.3	-4.6%

Subscribers (thousand)	3,422	3,365	1.7%	3,226	6.1%
Postpaid	1,137	1,115	2.1%	1,001	13.7%
Prepaid	2,285	2,250	1.5%	2,225	2.7%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA/ Net Operating Revenue.
EBIT = Earning before interest and taxes.
Operating Cash Flow = EBITDA - CAPEX.
Totals may not add due to rounding.

Basis of Presentation

In the second quarter of 2003, PIS and COFINS expenses from derivatives were reclassified from operating expenses to financial expenses. For comparison purposes, this change was also incorporated into 1Q03 and 2Q02 results.

Since the second quarter of 2002, many reclassifications were made due to new regulations or standardization with other companies of the group, among them, employee profit sharing has been reclassified as an operating expense, thus, second quarter 2002 figures have been restated for comparison purposes.

VIVO

The joint venture between Telefónica Móviles and Portugal Telecom, as of April 14, 2003, unified the operations of Tele Sudeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. under the “Vivo” brand.

HIGHLIGHTS	TSD has continuously generated positive net income, demonstrating its sound management of shareholder resources.
The higher operating cash flow generation confirms that TSD has enough resources for its capital expenditures projects.
Net revenues maintained a growth trend. Accumulated net revenues for the 1st half of 2003 are 5.3% higher than that of the same period of last year.

  Sales results in 2Q03 were very positive, with intense commercial activity, resulting in a significant number of gross additions in May and June, when we made strong promotional Mother’s Day and Valentine’s Day campaigns.

OPERATING PERFORMANCE

Operating Data

	2Q03	1Q03%		2Q02%

Total subscribers (thousand)	3,422	3,365	1.7%	3,226	6.1%
Postpaid	1,137	1,115	2.1%	1,001	13.6%
Prepaid	2,285	2,250	1.5%	2,224	2.7%
Analog	112	141	-20.6%	209	-46.4%
Digital	3,310	3,225	2.6%	3,017	9.7%
Net Additions (thousand)	56.5	-89.4	n.a.	102.7	-45.0%
Postpaid	21.5	28.9	-23.3%	4.5	393.3%
Prepaid	35.0	-118.3	n.a.	98.2	-65.1%
ARPU (R$/month)	41.1	40.0	3.4%	41.0	0.9%
Postpaid	83.4	87.0	-4.1%	85.8	-2.8%
Prepaid	20.4	18.0	13.1%	20.4	-0.4%
Total MOU (minutes)	98.2	98.2	-0.1%	109.4	-10.3%
Postpaid	180.6	183.1	-1.4%	200.3	-9.9%
Prepaid	54,4	55.0	-1.1%	65.5	-17.0%
Employees	1,720	1,849	-7.0%	2,026	-15.1%
Subscriber/Employee	1,989	1,820	9.3%	1,592	24.9%

HIGHLIGHTS

  “Vivo” has encouraged its operators to adopt commercially aggressive store layouts and service plans, as well as to unify the communication of its corporate websites, aiming to create a single identity for the group.

TSD has achieved systematic client base growth, reaching 3.422 million clients at the end of 2Q03, equivalent to 9.0% of Brazil’s cell phones.
Retention, loyalty and promotional campaigns have contributed to the maintenance of TSD’s leadership in this new competitive environment, with 4 competing operators.
TSD covers 100% of the municipalities in its area of operations.
Vivo has been concentrating on the implementation of a 1xRTT network, as well as on the development of new telecommunications services.

  The 1xRTT technology already covers the Rio de Janeiro Metropolitan Area, from the Galeão Airport to Recreio dos Bandeirantes, besides the petrochemical region of the city of Macaé. In the next quarter, we will extend coverage to fully complete the Rio de Janeiro Metropolitan Area.

Client Base	The client base grew by 6.1% in the quarter when compared to the same period last year, and the postpaid client base grew 13.6% in the last 12 months and 2.1% in the last quarter.
In 2Q03, postpaid net additions reached 21.5 thousand clients, a figure 393.3% higher than that of 2Q02, and prepaid net additions were of 35.0 thousand.

  At the end of the second quarter of 2003, handset digitalization stood at 96.7%. The number of analogical handsets decreased 46.4% in relation to 2Q02. TSD uses the CDMA and 1xRTT digital technologies in the mobile telecommunication services provided.

Average Revenue per User

TSD’s Blended ARPU (average net revenue per user) has been relatively stable, with an R$ 1.1 increase in relation to the previous quarter, even after a 1.7% growth of the client base. Despite of remaining stable in relation to 2Q02, prepaid ARPU increased 13.1% in relation to 1Q03.

Minutes of use per user

Blended MOU has held steady in relation to the previous quarter. The declines in this indicator were due to seasonality as well as the proportional increase of clients that generate less traffic as a percentage of total clients.

Wireless Penetration

The estimated wireless penetration rate in TSD’s areas of operation reached 35.2 per 100 residents, surpassing estimated fixed lines penetration. The Company believes that wireless communication services still has plenty of room to grow, considering the advantage of mobility and new added services offered.

Wireless Data

In 2003, Tele Sudeste Celular maintained its focus on wireless data services, implementing a series of campaigns, and has been achieving a penetration increase in the base of clients that use SMS and WAP services. Moreover, we are focusing on the development of applications by increasing the number of partnerships, and, consequently, increasing the number of utilization alternatives for our clients. Services such as Chat Wap, Email, Cupido, Quiz, and Musical Tones have been growing as a percentage of wireless data revenues and multiplying the functionality of SMS and Wap.

Human Resources	In an effort to optimize its workforce, productivity in 2Q03, as measured by the number of clients per permanent worker, grew 9.3% in relation to 1Q03 and 24.9% in relation to 2Q02.

FINANCIAL PERFORMANCE

Operating Revenues

R$ Million	2Q03	1Q03%		2Q02%

Subscription fees	50.9	55,4	-8.1%	52.8	-3.6%
Usage charges	296.7	300,4	-1.2%	234	26.5%
National charges	279.9	274,6	1.9%	221.9	26.1%
Addition per call	11.7	19,1	-38.7%	7.2	63.1%
DSL	5.1	6,7	-23.9%	5.5	-6.7%
Network Usage charge	210.7	197,2	6.8%	196.8	7.1%
Other	4.5	4,6	-2.2%	3.8	19.4%
Operating Revenue from service	562.8	557,6	0.9%	487.9	15.3%
Handset Sales	93.5	76,3	22.5%	79.8	17.1%
Gross Operating Revenue	656.3	633,9	3.5%	567.8	15.6%
Total deductions in net operating revenues	(180.2)	(170,4)	5.69%	(121.6)	48.2%
Net Operating Revenue	476.1	463,5	2.7%	446.2	6.7%
Net operating revenues from
telecommunication services	419.4	416.3	0.7%	390.9	7.3%
Net operating revenues from sales of
merchandise	56.7	47.2	20.1%	55.3	2.5%

Gross Operating Revenues

TSD’s Gross Operating Revenues this quarter increased 15.6% compared to the same period last year. However, in January 2003, the ICMS rate in the State of Rio de Janeiro increased from 25% to 30%, and the PIS rate on handset sales rose from 0.65% to 1.65% in December 2002. These factors contributed to an increase in gross revenue deductions, affecting Net Operating Revenue.

Net Operating Revenue

TSD’s net operating revenue increased 6.7% compared to the same period last year, mostly due to a 7.3% increase in net operating revenue from service, which represents over 60% of total net revenues, and due to a 2.5% increase in net revenues from handset sales.

Net Revenue from Service

TSD’s higher net operating revenue from service is due to a 26.1% increase in outgoing traffic revenue, which increased R$ 58 million in relation to 2Q02. Revenues from interconnection charges grew due to the increase of tariffs for network usage in early 1Q03. Other services revenues, which includes wireless data revenues, increased 19.4% in the last 12 months.

Operating Cost

R$ Million	2Q03	1Q03	Δ %	2Q02	Δ %

Personnel	(25.3)	(29.8)	-15.1%	(26.1)	-3.1%
Cost of services	(169.5)	(194.2)	-12.7%	(155.3)	9.2%
Leased lines	(41.9)	(42.9)	-2.3%	(30.5)	37.3%
Network Usage Charges	(20.8)	(21.2)	-1.9%	(17.9)	19.2%
Rent / Insurance / condominium fees	(11.5)	(11.0)	4.5%	(10.6)	8.8%
Others	(95.3)	(119.1)	-20.0%	(96.3)	-1.0%
Cost of goods sold	(87.0)	(75.5)	15.2%	(68.8)	26.4%
Sales Expenses	(95.4)	(63.7)	49.8%	(65.4)	47.4%
Allowance for doubtful account	(2.5)	(2.1)	19.0%	(0.4)	464.3%
Marketing expenses	(27.6)	(11.8)	133.9%	(9.0)	207.1%
Commissions expenses	(11.4)	(9.5)	20.0%	(8.4)	36.3%
Third party services	(21.3)	(24.6)	-13.4%	(25.0)
Others	(32.6)	(15.7)	107.6%	(22.6)	15.3%
General and Administrative expenses	(44.0)	(44.2)	-0.5%	(57.3)	-23.2%
Other operating revenue (expense)	2.7	(1.2)	n.d.	0.5	1,250.0%

Personnel	With the optimization of the workforce and higher productivity, TSD reduced its personnel costs in 2Q03 by 3.1% in relation to 2Q02 and by 15.1% in relation to 1Q03.

Cost of Services

Interconnection charges were affected by the tariff readjustment that occurs annually. The connection cost increased due to the higher number of radio base stations (ERBs) and due to the annual contractual readjustment.

Cost of Goods Sold

Cost of goods sold increased 26.4% in 2Q03 in relation to the same period of the previous year due to the Brazilian Real devaluation in relation to the US Dollar in the 2nd half of 2002, driving cost of goods up. Besides that, new and more expensive handsets were launched, impacting this cost.

Selling Expenses	Seling expenses were mainly affected by the increase in marketing expenses. This expense was impacted by the launch of the “Vivo” brand, a non-recurring expense.

Bad debt

Past due accounts represented 1.46% of gross revenues, a 1.4 percentage point reduction in relation to 2Q02. Bad debt levels remain low due to the steady efforts to improve the postpaid client base and also to tighten credit control policies for dealers and corporate clients.

EBITDA

TSD’s EBITDA in the second quarter 2003 totaled R$ 157.2 million and its EBITDA margin in the period was 33.0%. Excluding the impact of handset sales, EBITDA totaled R$ 187.5 million, with a 44.7% margin.

Depreciation	Depreciation and amortization amounted to R$ 105.0 million in the quarter. Depreciation is calculated based on the linear basis method, considering the useful life of assets.

Financial Results

TSD’s net financial expenses totaled R$ 14.8 million in 2Q03, mainly reflecting the appreciation of the Brazilian Real against the US dollar, that affects the derivative operations that hedge 100% of the Company’s debt. The effect of the Real appreciation on derivatives also increases taxes on financial revenues.

Financial Results

R$ Million	2Q03	1Q03%		2Q02%

Financial Revenue	63.6	34.3	85.4%	61.3	3.8%
Exchange variation	48.3	20.9	131.1%	1.3	3.615.4%
Other Financial Revenue	20.4	15.6	30.8%	63.7	68.0%
(-) PIS / Cofins over Financial Revenue	(5.1)	(2.2)	131.8%	(3.7)	37.8%
Financial Expense	(78.4)	(45.7)	71.6%	(67.2)	16.7%
Exchange Variation	(2.3)	(0.7)	228.6%	(60.3)	-96.2%
Other Financial Expense	(7.7)	(9.3)	-17.2%	(9.6)	-19.8%
Gains (Losses) on derivatives	(68.4)	(35.7)	91.6%	2.7	n.a.

Net Financial Revenue (expense)	(14.8)	(11.4)	29.8%	(5.9)	150.9%

Net Income	TSD’s Net Income for the quarter was R$ 24.3 million, 42.2% lower when compared to the second quarter 2002.

Net Debt

As of June 30, 2003, TSD had total debt of R$ 301.9 million (R$ 390.8 million on March 31, 2003) of which 100% was denominated in foreign currency and fully hedged by derivative instruments at the end of the quarter. This debt was counterbalanced by available resources, such as cash (R$ 7.1 million), financial investments (R$ 159.4 million), and assets and liabilities from derivative operations (R$ 0.6 million), resulting in a net debt of R$ 134.8 million.

TSD’s financial position has been improving every quarter with the steady reduction of net debt. Financial leverage (net debt / (net debt + shareholder’s equity) improved to 6.8% at the end of the 2Q03, from the 10.7% registered in the 4Q02.

The breakdown of TSD’s consolidated gross and net debt is as follows:

Loan and Financing

R$ million	Jun.30 2003

Foreign Currency Denominated
Suppliers	22.6
Financial Institutions	279.3

Total	301.9

R$ million	30 Jun.03	31 Mar.03	31 Dec.02	30 Jun.02

Short term	175.7	152.1	200.9	202.3
Long term	126.2	238.7	259.6	291.9
Total Indebtedness	301.9	390.8	460.5	494.2
Cash and Derivatives	(167.1)	(197.5)	(247.1)	(187.6)

Net Debt	134.8	193.3	213.4	306.6
Long Term Debt Payments Timetable
R$ million	Foreign Currency Denominated

2004	73.4
2005	52.8
After 2005	-

Total	126.2

Capital Expenditures

During the 1st half of 2003, TSD invested R$ 104 million in PP&E, mainly in projects related to improvements and expansion of capability of services rendered, new services rendered of the mobile telecommunication network, and development of proprietary transmission routes. Capex in the period was affected by the necessary investments related to the migration to SMP.

Social Responsibility and Events	TSD promoted among its employees the “Campanha do Agasalho” – a campaign to collect clothes and shoes to be donated to charities.
“Vivo” vaccinated its employees and their relatives against flu and chose some charities to be benefited by its vaccination campaign in the areas of operation of several group companies.
The Company sponsored Rio Fashion Week.

Subsequent Events

On July 6, 2003, the wireless operators implemented the Carriers Selection Code on national (VC2 and VC3) and international long distance calls, according to SMP rules. Vivo’s operators no longer receive VC2 and VC3 revenues, instead they receive interconnection revenues for the usage of their networks on such calls.

Tables to follow:

Table 1: TSD Consolidated Income Statement
Table 2: TSD Consolidated Balance Sheet

Contacts:

Edson Menini – IR Adviser Emenini@vivo.com.br (55 11) 3059 7975	Fabiola Michalski – Investor Relations fmichalski@vivo.com.br (55 11) 3059 7975

Collaboration:

Arthur Fonseca – Shareholder Relations Advisor and Public Relations
arthur.fonseca@vivo.com.br
(55 11) 3059 7481

More information is available on our website: www.vivo-rjes.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates”, "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TSD operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TSD does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TSD CONSOLIDATED INCOME STATEMENT
(Corporate Law)

	2Q03	1Q03	2Q02	Accumulated
R$ million				jun-03	jun-02

Total gross operating revenues	656.4	633.9	567.8	1,290.3	1,142.2
Deductions from gross operating revenues	(180.3)	(170.4)	(121.6)	(350.7)	(250.1)
Net operating revenues from telecommunication
services	419.4	416.3	390.9	835.7	793.1
Net operating revenues from sales of equipment	56.7	47.2	55.3	103.9	99.0
Total net operating revenues	476.1	463.5	446.2	939.6	892.1
Operating Costs	(318.9)	(296.5)	(282.5)	(615.4)	(557.4)
Personnel	(25.3)	(29.8)	(26.1)	(55.1)	(48.7)
Cost of services	(97.9)	(100.9)	(84.1)	(198.8)	(175.8)
Cost of equipment sold	(87.0)	(75.5)	(68.6)	(162.5)	(125.3)
Selling expenses	(72.9)	(59.3)	(62.6)	(132.2)	(128.9)
General and administrative expenses	(33.1)	(32.2)	(40.5)	(65.3)	(75.9)
Other operating income (expenses) net	(2.7)	1.2	(0.5)	(1.5)	(2.8)
Earnings before interest. tax. depreciation.
amort. and equity - EBITDA	157.2	167.0	163.7	324.2	334.7
Depreciation and amortization	(105.0)	(109.7)	(90.8)	(214.7)	(183.7)
Operating income before interest. tax and
equity consolidation – EBIT	52.2	57.3	72.9	109.5	151.0
Net financial expenses	(14.8)	(11.4)	(5.9)	(26.2)	(10.8)
Operating income	37.4	45.9	66.9	83.3	140.2
non-operating income / expenses	(0.1)	(0.1)	(0.6)	(0.2)	(0.7)
Income before taxation	37.3	45.8	66.3	83.1	139.5
Income and social contribution taxes	(13.0)	(15.9)	(24.3)	(28.9)	(50.7)
Net income for the period	24.3	29.9	42.0	54.2	88.8

TABLE 2: TSD CONSOLIDATED BALANCE SHEET
(Corporate Law)

(In R$ millions)
ASSETS	30-jun-03	31-dec-02

Current Assets	950.4	848.5

Cash and cash equivalents	166.5	123.2
Net accounts receivable	262.2	272.9
Inventory	107.4	59.3
Taxes deferred and receivable	307.6	261.6
Prepaid expenses	61.8	44.9
Operations with derivatives	-	44.0
Other current assets	44.9	42.7

Non Current Assets	240.4	378.2

Taxes deferred and receivable	210.1	273.9
Operations with derivatives	8.4	79.9
Judicial deposits	12.3	14.9
Other non-current assets	9.6	9.4

Permanent Assets	1,471.4	1,585.4

Investments	0.4	0.4
Other investments	0.4	0.4
Property, plant and equipment, net	1.470.1	1.585.1
Deferred assets	0.9	0.0

Total Assets	2,662.2	2,812.1

LIABILITIES	06/30/03	12/31/02

Current Liabilities	679.1	750.1

Payroll and related accruals	19.4	21.7
Accounts payable	144.6	112.2
Taxes and contributions payable	23.0	26.2
Interest on own capital and dividends payable	31.7	31.9
Loans and financing	175.6	200.9
Contingencies provision	41.0	26.5
Operations with derivatives	7.7	0.0
Intercompany liabilities	161.7	139.5
Other liabilities	74.4	191.0

Non Current Liabilities	149.0	282.3

Loans and financing	126.2	259.6
Provision for contingencies	21,1	21.5
Other liabilities	1,7	1.3

Shareholders’ Equity	1,834.1	1,779.7

Share Capital	778.8	685.3
Reserve of Capital	284.6	378.1
Reserve of Profit	79.2	79.2
Net Income	691.5	637.1

Total Liabilities	2,662.2	2,812.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.